Exhibit 99.4
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Social Report 2003
ASML Mission
Providing leading edge imaging solutions to continuously improve our customers' global competitiveness
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Contents


 3 About ASML

 5 Message to Our Shareholders and Stakeholders

 6 Commitment to Relationships

 7 Smoothing the Transition

 9 Integration, Consolidation and Alignment

10 Encouraging Development, Fostering Leadership

12 Managing Our Resources

13 Maximizing Our Employees' Incentives

14 Controlling Information, Sharpening Our Tools

15 Improving Links, Communication, Interaction

17 Connecting with the Community

18 Revitalizing Our Commitment in 2004

19 ASML Worldwide Contact Information


(C) 2004, ASML Holding N.V. All Rights Reserved
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About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex ASML technology transfers circuit patterns onto silicon wafers to make every kind of chip used today and tomorrow. As digital products, such as PCs and mobile phones, become more pervasive, the technology behind chip manufacturing becomes more advanced. With each generation of chips, personal and business products become smaller, lighter, faster, more powerful, more precise, more reliable and easier to use. In parallel, the global semiconductor industry is pursuing its long term roadmap for imaging ever-finer circuit lines on silicon wafers.

Core business: semiconductor lithography

The technology behind our business is known as lithography, and we have always been at the leading edge of that technology. ASML systems - called steppers and Step & Scan tools (scanners) respectively - use a photographic process to image nanometric circuit patterns onto a silicon wafer, much like a camera prints an image on film.

ASML researches, develops, designs, manufactures, markets and services lithography systems used by the semiconductor industry to fabricate state-of-the-art chips. Most of the major global semiconductor manufacturers are ASML customers. For chipmakers, technological advancement in imaging means increased manufacturing productivity and improved profitability.

The ASML TWINSCAN(TM) lithography system exemplifies our technology leadership. It is the industry's only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer. This gives our customers greater productivity and improved yield when producing high volumes of chips.

ASML is committed to providing customers with the right technology that is production-ready at the right time. Doing so enables our customers and their customers to sustain their competitive edge in the marketplace.

ASML Special Applications focuses on solutions for application markets, where it has evolved as the lithography market leader in serving the Thin Film Head and Compound Semiconductor industry. We have also developed expertise to certify and relaunch previously used ASML equipment into the market.

ASML MaskTools provides innovative mask technologies and software products that extend the limits of optical lithography for chip manufacturing at 90 nanometer and beyond. These are optimized for ASML's advanced scanners, enabling the delivery of complete and integrated mask design to wafer imaging solutions.

ASML Optics is an extreme precision optical foundry offering design-to-image solutions for the semiconductor and optical manufacturing industries. Expert resources and capabilities in optical design and manufacturing, cleanroom assembly, systems engineering, test and metrology offer solutions across a range of application requirements.

ASML facilities, like its customers, are worldwide, in 14 countries and over 50 sales and service locations. We have experts on-site at customer fabrication facilities, backed by a global pool of ASML engineers and other professionals. ASML is committed to attracting and developing world-class talent. We provide an environment in which employees can create opportunities to challenge and develop themselves.

ASML is not only technically driven, but also expresses its long-term commitment to the community we live in. ASML Trust is a foundation, which operates in countries where ASML is present. Its purpose is to extend financial support for projects that focus on technical education, as well as charities in general. ASML Trust encourages self-reliance of parties involved.
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Headquartered in the Netherlands

ASML's corporate headquarters is in Veldhoven, the Netherlands. The company has lithography research, development and manufacturing operations in Wilton, Connecticut, U.S., and Veldhoven, the Netherlands. Technology development centers and training and application facilities are located in Asia, Europe and the United States.

ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
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Message to Our Shareholders and Stakeholders

The year 2003 was a turbulent year for our company as we responded to the challenges presented by an ongoing downward market and tough economic conditions. Companies must be strong and healthy so their employees can benefit. In 2003, some difficult decisions and key changes had to be made in order to ensure that we remain a vital and valuable employer for our people.

The year behind us was therefore one of reorganization, integration and international alignment as we worked to achieve the optimum structure to reduce the risks and maximize the strengths of our global operations. Part of this involved a reduction in workforce in Europe and the U.S. This was an unfortunate necessity, which we tried to carry out in as balanced and transparent a way as possible: saying goodbye to people with respect, providing the best social plans the economy allowed, and offering maximum assistance in helping employees go from work to work.
Our reputation is formed in part by how our former employees feel about us. That's why an integral part of our Commitment to Leadership is a commitment to having the best possible relationship with our employees - not just while they are with us, but also at the end of that relationship. I trust that those who had to leave feel that we did our best to achieve this.

We believe we've emerged from the downturn stronger than before. In the course of streamlining the organization, we also established important new links throughout the company - departmentally and geographically - that increase our synergy, flexibility and the sharing of knowledge. This will stand us in very good stead in many ways, which you can read more about elsewhere in this report. By improving the quantity and quality of our international interaction and communication, we increase our ability to make the most of markets when they are strong, such as in Asia at the moment, and to respond more easily and effectively whenever they are not.

Our determination to offer our employees maximum opportunities to develop and grow remains unchanged.
In fact, we believe that it is more important than ever in difficult economic times in order to ensure the sustainability of the company. In 2004, our focus will be on revitalizing our relationship with our workforce: increasing their sense of security, strengthening the bonds between us, and boosting a mutual feeling of confidence in the future. It's a confidence that we believe is more than justified.

The Board of Management would like to thank each and every employee for their hard work, dedication and commitment to ASML over the last, sometimes difficult, year. We look forward to building together on a better one ahead. Doug J. Dunn
President, Chief Executive Officer and
Chairman of the Board of Management
ASML Holding N.V.
Veldhoven, January 30, 2004
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Commitment to Relationships

A good relationship is never one-sided - it must be mutually satisfying and beneficial to both parties. It is the kind of bond we aim to establish with every one of our employees. This starts by seeking people with the same values and characteristics that define ASML as a company.
Many are at the top of their particular area of professional and technological competence, as we are in our field. They are professional, pro-active and autonomous, with a high level of motivation, involvement and commitment. These qualities are the strengths that our company is built on, and we seek to nurture and develop them further in our employees in every way we can.

At ASML, we provide our people with the ultimate challenge for their knowledge, intellect and abilities - working at the cutting edge of translating science into business for an international market leader. We aim to offer them not just a "position," but personal and career development paths that will enrich them and their lives. We encourage and help employees to acquire new skills whenever we feel it will provide useful added value.

The benefits that career development offers to our employees are obvious, but the benefits to us are no less important. It means we have the right people with the right abilities ready for the right positions when we need them. Well-trained successors contribute to the prosperity and sustainability of the company. Our commitment to relationships is simply good business for all concerned.
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Smoothing the Transition

Last year was a difficult period in which it was necessary to reduce and streamline our workforce in order to safeguard our position in the international market and maximize our viability and growth prospects as a company. It is not only in times of growth and prosperity that a company has the opportunity to prove its leadership - it is arguably even more important during times such as these. In rising to the challenge of doing so, numerous departments within the company were involved to one degree or another. All worked together to support and assist affected employees, attempting to smooth their transition to new employment on as many fronts as possible.

Layoffs in the U.S. in 2003 were largely connected with the divestiture of Track and the discontinuation of Thermal operations acquired from our 2001 merger with SVG. In Europe, the first round of the reduction in workforce has been completed, and the final one will take place in 2004. We anticipate finalizing the current stage of our European reorganization in 2004. In Asia, which is a very healthy market for us at the moment, no reduction is forecast for the time being.

Negotiating and facilitating

A great deal of effort was made to ensure that the reorganization process was as clear, fair and transparent as possible. Our Compensation & Benefits group was deeply involved in helping to minimize the financial disadvantages to employees: designing Voluntary Separation Plans, working together with the Dutch Works Council, negotiating social plans with Dutch unions and coordinating severance payment packages to help give equitable financial compensation for possible loss of income.

The Compensation & Benefits group is also playing an important role in the divestment and sale of some of our former SVG activities, ensuring the equable transition for employees, from a compensation and benefits perspective, from ASML to their new employer. Terms and conditions associated with this are an integral aspect of negotiations conducted with potential buyers.

Providing training and resources

It is our responsibility to provide employees with the tools, training and resources they need to help them find and get the jobs that are available. This was particularly crucial since part of the workforce made redundant had been hired at an early stage in their career, when ASML was rapidly expanding. Helping them develop skills necessary to market themselves reflects our commitment to assist employees' personal development at all stages of our relationship with them.

o In the United States, ASML contracted outplacement support specialists Manchester and Right Management Consultants to provide counseling, information and assistance in preparing employees to successfully re-enter the job market. Surveys completed by those making use of these services show a very high level of satisfaction with the help they received.
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o  A special Job Center was established in connection with the Dutch reduction in force. Before selecting an outplacement specialist to coordinate this, we first determined the particular sort of assistance that affected employees needed and felt would benefit them the most. Based on our criteria, Capability (formerly known as Kliq Employability) was selected as the supplier of choice. The Job Center not only provided job counseling and skills training, but also organized recruitment workshops and company presentations. Using newspapers, the Internet and their existing networks, Capability and ASML recruiters even undertook active cold canvassing to identify suitable positions for those laid off in Europe.
At publication time, more than 75% of them have found new jobs.

Keeping in touch

As you will read elsewhere, over the last year we initiated activities to improve tools, increase communication and forge useful new links within ASML. Some of these, however, also extend to help us keep in touch with ex-employees. This includes Mr. Ted TalentLink, our E-recruitment and applicant tracking system. Since ASML is exploring possibilities offered by using a Fixed versus Flex employment model in the future, this will help foster good relationships with old employees.
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Integration, Consolidation and Alignment

As we reduced our workforce in 2003, we also implemented and/or finalized other activities designed to further improve our position and prospects for the future. All have to do with improved integration, consolidation and alignment within ASML as a whole. Those that benefit employees and the company in specific ways, such as more cohesive development and learning programs, are discussed in more detail elsewhere in this report. A few, however, have a more far-reaching, overall impact.

Finalization of global job alignment

To be a truly international employer, it is crucial to establish standard defining factors for all jobs within ASML. This includes identifying the associated career paths available to people in specific positions, whatever their location. The job alignment process, begun in 2002, was finalized in the course of 2003.

Achieving this helped speed up and facilitate the integration of former SVG employees into the ASML culture, work processes and our Human Resources & Organization (HR&O) system. Although we are divesting the Track and Thermal operations acquired in the 2001 merger, the Sales, Customer Service, Goodsflow, Engineering and Optics operations will be important parts of our company in the future. By the end of 2003, the policies, procedures and benefits for those employed in these operations were completely integrated. The global job alignment is also improving our operations in Asia, where job grades, descriptions and requirements have not always paralleled those used elsewhere.

A well-defined, uniformly applied job structuring system gives our employees better insight into what they can expect to accomplish and achieve working for us. The steps they can take, not only upwards but sideways into other fields, become more obvious, and their career path options and opportunities more visible. Lastly, this alignment not only increases the transparency of what ASML has to offer employees in the short and long term, but in the scope of what the company can offer as well. When the competencies associated with a specific position are clearly defined and their quality assured, it makes international job rotation possible across different sectors and continents.

Business Go Direct

In 2003, we also implemented Business Go Direct - a strategic change in our business model in Taiwan, Singapore and Malaysia. This will enable us to operate in a faster, better and more direct way in the Asian market. Our sales and customer support activities to first and second line centers, previously provided by agents, were fully taken over by ASML in July 2003. We acquired our own representatives, including a number of highly trained and experienced engineers from our agency partners, and others from the local market. This makes it possible to work in a much more proactive manner, providing more direct and productive support to our customers and fostering closer line relationships.

As part of the Business Go Direct process, we also experienced a practical integration in Singapore and Taiwan. Since separate offices were no longer needed for our outside agents, we were able to consolidate all ASML activities and representatives into one office in each location, reducing duplicate positions and increasing cost efficiency. More importantly, there is now increased interaction, communication and synergy among the local employees, which always makes for better business.
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Encouraging Development, Fostering Leadership

Development and learning has always had a very high priority at ASML. In difficult times, we find it more important than ever to invest in Development and Learning (D&L), both for the sake of our individual employees and for us as a company. Our commitment to helping our people acquire new competencies and grow is one of the key things that bind our talented employees to us.

In principle, we expect that those who work for ASML will already have excellent job-oriented knowledge and skills. Our definition of learning, therefore, is defined as a change in behavior based on further experience. In the long run, the focus of our development and learning activities is aimed at inviting behavior that is consistent with ASML culture and leadership competencies. In our view, leadership is not a quality confined to a certain position in the organization, but an attitude that is necessary in all positions in a dynamic and innovative company.

This is why development and learning within ASML includes much more than just training. Training simply provides a common frame of reference with which to interpret key learning experiences. Development and learning goes further, and also includes coaching, mentoring and succession planning.

Within ASML, development and learning is a responsibility that is shared between employees, managers and D&L staff. ASML employees are encouraged to take initiative for their own career development and learning, while managers are responsible for encouraging and facilitating employees in the process.

Initiatives to support development and learning within ASML include:
o A Succession Planning Process
o Personal Development Plans
o Leadership Development Programs
o Job-Oriented Training

Succession Planning Process

In 2002, the Succession Planning Process, consisting of the Management Development (MD) review process and the succession plan presentation, was fully implemented on a worldwide scale.

The MD review process is used to identify leadership talent within ASML. Employees that are reviewed include all those in job grade 92 and higher, those in job grades 90 and 91 showing high potential, and participants in the Professional Leadership Program. The review form is based on ASML's leadership competency model, and the resulting information is used as input for succession planning and for Personal Development Plans.

In 2003, from February onwards, some 300 employees in the target group were reviewed. During the process, D&L was on hand to support line managers and HR&O, and to consolidate the data into a succession plan. By November 2003, 80% had been completed.

The succession plan was presented to the Board of Management in November of 2003. Its goal is to ensure continuity in critical positions, retain intellectual capital and talent, and encourage development of talent.

Personal Development Plans

In 2003, employees in job grade 92 and higher and those with leadership potential in job grade 89-91 developed a personal development plan together with their managers. The Personal Development Plan (PDP) identifies strengths and development areas, and includes a D&L action plan.
As such, it is an important tool that helps employees monitor and structure their own development within ASML. Employees whose PDP defines leadership development as a next step have priority when applying for leadership programs.
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Leadership Development Programs

ASML offers three Leadership Development Programs:
a Tactical Leadership Program for job grades 88-89, a Professional Leadership Program for job grades 90-91, and a Strategic Leadership Program for job grades 92-93.
Employees in job grades 94 and higher have access to select programs at MBA level.

The Tactical Leadership Program is currently facilitated by Achieve Global in the U.S. and by Gustav Kaser Training in Europe. We are currently developing a program for the Asian region.

The Professional Leadership Program has been developed with the Rotterdam School of Management. It includes modules on performance improvement, high-tech marketing, entrepreneurship, organizational renewal and innovation. During the program, participants selected from all disciplines, locations and backgrounds work together in project teams. It is therefore also an important vehicle for integration across all regions and disciplines within ASML.

The Strategic Leadership Program will start its first run in Q2 2004. It consists of a series of modules focused on business management, financial management and leadership, and will include working on an action learning project.

Job-Oriented Training

Besides the Leadership Development Programs, all employees can attend training workshops or programs at accredited educational institutions to enhance their job-oriented skills. Examples are personal effectiveness workshops, PC training, and technical non-product-related education. Unlike the worldwide initiatives, these trainings are paid for through the cost center budgets. They are mostly provided by external suppliers, although in the U.S. and Asia, Customer Support technical trainers and HR&O staff have also worked in-house as non-product-related trainers.

A specific group of job-oriented training programs concerns the business-critical modules. In 2003, managers and the Board identified four modules as business critical: Project Management, Account Management, Customer Satisfaction and Finance for non-Financials. The specifications of these modules will be defined through interviews with potential participants worldwide, and then outsourced in each country where relevant.

Challenges for 2004

In 2003, D&L has focused on creating a worldwide team and scope, and on improving its contracting and evaluation processes for continuous improvement. In 2004, we will face the challenge that while our capacity has diminished, the work has increased. Development and Learning will remain an important tool for retention and revitalization.
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Managing Our Resources

Even during times of workforce reduction, we are well aware there will always be new positions within the company that need to be filled at different levels and different locations. China, for instance, is a market for which we're trying to build up a good pool of experienced engineers. Demand for new employees may not be as high in Europe and the U.S., but if there's one thing constant about economic cycles, it is that they always, eventually, change. In 2003, our Resource Center implemented new tools to guarantee that we always have the talented people we need. It also focused on ways the organization can be arranged to ensure it functions and performs equally well whatever the economic conditions.

Web-based employment pool

ASML's web-based applicant tracking system, Mr. Ted TalentLink, went live in Europe in 2003. Implementation is underway in the U.S. and Asia at the time of this report's publication. The system will contain a complete pool of registered candidates, employees and even ex-employees interested in re-establishing a relationship with ASML. It will therefore be an extremely useful tool in staffing worldwide.
The system will help us publicize and fill internal job openings as quickly and efficiently as possible. At the same time, it will also keep us alert to new opportunities within the company for current employees, which would allow those employees to develop their potential even further.

Futurescan

Launched in summer 2003, Futurescan magazine was designed to keep people who are interested in high technology aware of new developments in the field, and how those developments impact what is going on within ASML. The intended target group consists of people to whom we could be a potentially attractive employer. Futurescan is a tool that will help us to develop new relationships and to foster those we already have.

Fixed vs. Flex workforce

In 2003, we continued exploring the possibilities and requirements of the Fixed vs. Flex employment model, which may be ideal for staffing our organization worldwide in the face of fluctuating economic cycles. We began investigating it in detail early in the economic downturn, mapping out scenarios of how it could operate within ASML on the basis of marketing data related to our sector and locations. The concept entails determining the employee baseline (i.e., the fixed, permanent workforce needed to respond to minimum company requirements). In good economic times, this workforce can be supplemented by outsourcing the experienced talent we need. This enables the organization to "breathe" through different cycles and makes it possible to acquire the necessary capacity whenever it's needed, as cost-effectively as possible.

This model also efficiently links supply chain management to resource planning, by taking into account the needs and demands of line management. It addresses the problems and issues they face, and makes the resources to solve them available. Obviously, it's necessary to take local standards and cultural values into consideration when implementing such a model. However, we are optimistic that this model can provide us with the scenarios and the structural, cost-effective flexibility we need to successfully respond to conditions whenever they change, throughout the world.
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Maximizing Our Employees' Incentives

Since our international expansion, we have worked to align our compensation and benefits policy worldwide to maximize the incentives we offer to all our employees. Our policy continues to mature and become more uniform across Europe, the U.S. and Asia. However, it is very important to keep local market approaches and expectations in mind. We need to make sure that we offer our employees compensation and benefits packages that are truly competitive in the local market, and that we continue to respond to market trends and patterns effectively.

The development and performance of our markets around the world varied greatly in 2003. This situation may well continue to be the norm rather than the exception in the future. How do you keep employees feeling motivated and ensure the incentives they need in such fluctuating circumstances? In 2003, we refined existing tools and developed new ones to help us effectively continue doing so.

By balancing cost concerns with potential, we aimed to create justifiable solutions that make the most of opportunities in growing markets, while protecting and stabilizing stagnating ones. One aspect of this involves making more performance-related use of the tools available to us. For instance, we're now using budgets to stimulate autonomous performance within local organizations, starting with Asia. We believe that this approach will not only stimulate the pro-active qualities we value in our employees, but increase their feeling of ownership and membership in ASML's success and awareness of their own personal leadership potential.

Asian review and restructuring

An extensive review of the Asian market gave us important insight into our position there and our local compensation and benefits policy. Based on this, we developed a new combination plan that is still linked to our overall policy but adapted to local needs and expectations.

ASML's expected career growth through career paths worldwide remains in place, but our performance merit rates have been better attuned with local market developments and employee expectations. Furthermore, performance is rewarded by offering localized, variable bonus plans that are more in line with local labor market practices and customs, while still fitting in with our total remuneration approach and policy.
Targets are also being set closer to home, with bonuses tied to local and personal performance criteria - not international goals, which can seem rather abstract to individual employees. We believe this will greatly boost employee motivation and make it easier for them to see how they are contributing to the company. If successful, and in line with local market practices, we anticipate implementing a similar, localized bonus approach in other parts of the world as well.

Stock Option Plans

The Stock Option Plan incentive was used to its full potential in 2003. Managers nominate employees in specific positions that are key to the company's success for stock option awards on the basis of their outstanding performance. The budget for these awards is set by the Supervisory Board, and is designed for distribution across various job grades and salary levels. The full budget was used this year, indicating a high level of effort and achievement across all levels of the company.

Furthermore, as in 2002, a Stock Option for Salary Plan was implemented in which all employees and management could participate.

Redesign of U.S. benefits plan

In the U.S., our challenge in 2003 was to continue providing competitive benefits in light of costs that continue to increase sharply. Costs of U.S. employee health-care benefits have been rising by over 15% annually. This is due, among others things, to the demise of Health Management Organizations
(HMOs) and the high, still-rising costs of prescription drugs and the latest cutting-edge medical technology. We conducted a comprehensive review and made modifications to the benefits so that the financial impact is balanced between employees and ASML, with costs shifted more to those who make relatively more use of the program. This enabled us to continue offering employees a competitive, cost-conscious package, while freezing - rather than raising - their personal contribution. It even made it possible for us to introduce a new insurance benefit for long-term care (nursing home and assisted care). This benefit for which employees pay the premium, guarantees issue of insurance - whatever the holder's current medical condition - at preferential rates. Lastly, we also increased the ease and efficiency with which employees can manage their benefits by rolling out a new, automated online benefits enrollment program.
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Controlling Information, Sharpening Our Tools

The role that Information & Process Control plays in our activities is somewhat invisible to our employees, but it is crucial to our company as a whole. Effective IT tools and complete, correct and streamlined data is the all-important oil that helps the wheels of our organization run smoothly. Our growth over the last years was somewhat explosive, resulting in a massive influx of new personnel data and information. During those years, our focus was on developing tools and procedures to create and handle an effective worldwide information system.

However, in 2003, our goal was to stabilize and optimize this system: to confirm the worldwide quality of our information, finalize its standardization and increase interactive access to it so it can be used to maximum benefit and effect. Having current and comparable data was crucial to the successful integration and alignment that took place over our different locations, and it will be even more important in the future. The information in our systems brings together all relevant data - global demographics, position-related details and benefits, personal learning paths and more. Many of the tools we use, such as Mr. TedTalent Link, are developed in close cooperation between various departments in our organization. When these electronic resources work together in perfect synergy, it makes it easier for management and staff to get and exchange the vital information they need. We aim to ensure a dynamic enterprise resource system that is of the utmost value in fostering our employees' development and that of our company.

Management Development tracking system

This web-based tool went live in 2003, giving management worldwide complete access and insight into employee training, performance and review processes. This makes it easier to identify and develop leadership talent and manage Personal Development Plans.

Manpower status reports

Bi-weekly manpower status reports give the Board of Management important, consolidated information regarding targets, cutbacks per sector and department, and insight into the effectiveness of these cutbacks. In the past, Finance and Human Resources produced separate overviews. Implementation of a SAP-driven Business Warehouse System made it possible to align our cost-center structure and organizational structure, and integrate these divergent data for the first time.
The information this provides is proving extremely valuable, enabling smarter and more effective policy- and decision-making.

Workflow projects

We also continued automating steps of the personnel administrative processes and the document flow associated with it in various ways. Standardizing and digitalizing the application and approval steps for any given process increases speed, transparency and efficiency. E-taf, which enables employees to electronically apply for training programs, is an example of this. An online survey in 2003 also gave Development and Learning more insight into the kinds of programs our people want and need.

Similar automation is also being implemented in as many areas as possible of non-sensitive (e.g., non-payroll-related) data processing. Employees have faster, easier access to holiday registration, for instance. These kinds of automated processes are also being used to simplify and facilitate logistics connected with increasing our flexible work force, such as the issuing of badges.
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Improving Links, Communication, Interaction

The year 2003 saw our company become more streamlined and integrated on a global level. There was also an improvement in the transparency and effectiveness of our tools.

Enhanced by additional company-wide initiatives, all this led to better communication and closer links within ASML, not only across different departments, but geographically as well. In the long run, the success we achieve is based on the leadership demonstrated by both the organization and the line, and on the partnership that exists between them around the world. This leadership and partnership are what makes it possible to link goals and activities to strategic business objectives. Over the last year, a number of activities and initiatives helped make these connections even stronger.

Interactions Program

The Interactions Program was an Internal Communications initiative designed to bring the Board of Management into closer contact with ASML employees around the world and to help increase the exchange of ideas, opinions and knowledge between Board members and employees. During the program, members of the Board of management walked through employees' work areas, gave presentations to groups of employees and had lunch in smaller, informal settings with employees at all levels of the organization and at most major ASML facilities. Through Interactions, ASML Board of Management had personal contact with over 1/3 of ASML's employees worldwide in 2003.
This program will continue and be expanded in 2004.

Enhanced Intranet

The layout and navigation of our Intranet homepage was greatly improved this year. This is now aligned along business groups and key areas of interest such as technology, careers, events, etc., instead of geographically. This increases the flow of information across locations.
In the U.S., the Intranet started playing an even more important role in communicating with employees on HR&O-related topics in 2003. Employees now have on-line access to benefit plan summaries and documents, and HR&O and Administrative policies. This has reduced our reliance on print media and the associated costs, and increased the timeliness and efficiency of our communications.

New in-house publications

Two new internal newsletters were also launched in 2003, with the goal of improving communication and increasing links within the company: Managing Times and Focus. Managing Times is a bi-monthly publication designed to support management worldwide in their day-to-day activities. It highlights the priorities that they should be communicating to staff, provides background to important issues, answers questions and gives details of where they can go for more information. Focus is a quarterly regional publication for all employees. Focus for the European region was rolled out in 2003, and the U.S. version will be launched in the first quarter of 2004. Each has content specific to the region, discussing local issues of interest to employees and recognizing local achievements.

Professional Leadership Program

Our Professional Leadership Program once again proved its value in 2003 as a means of increasing interaction, communication and synergy across different disciplines and locations within ASML. The program linked up individual employees from around the world in teams that pro-actively addressed current issues and problems within the company and proposed solutions. Their findings were extremely valuable, involving them in a great deal of interaction with the Board. The ongoing success of this initiative inspired the Business Process Steering Committee to establish similar process improvement teams to address specific business issues and needs.
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A successful local concept goes global

The Human Resources Leadership Team and the Business Leadership Council were initially formed in the U.S. to deal with wide-ranging HR issues and to develop and review policies and programs that cut across all sectors, including Goodsflow, Finance, Sales and Customer Support. These two groups played an important role in the successful integration of the SVG operations that ASML is retaining. In 2003, the cross-sector concept was extended to form a worldwide Human Resources Council. The first meeting to determine the structure of the group took place in September 2003 and was attended by key HR&O representatives from all locations. The Council's overall goal is to create a truly global Human Resources organization that is linked by the same set of responsibilities, and that delivers the same message and programs to all its people. It will also help ensure that HR&O activities are linked to and support the business objectives of ASML as a whole.
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Connecting with the Community

Our commitment to relationships not only applies to those we have with our employees, it also extends to the relationship that exists between ASML and the communities we live and operate in. Incorporating community involvement into our activities contributes to the social development of our company as a whole. This is taking place both on an organizational level and on an individual level as many employees also show personal initiative and commitment in their communities in various ways.

ASML Trust

The ASML Trust was established in 2002, with the aim of giving financial support to non-profit organizations and societies located in countries where ASML operates. Eligible projects are those that focus on technical education and that improve the quality of life for children and the underprivileged. In 2003, representatives of the foundation worked on raising awareness regarding the purpose and potential of the fund, and initiated discussions with local governments and potential recipients in various countries.

Getting involved

Employees around the world make significant contributions of their time and effort, participating in volunteer committees and activities that supported various social causes. In addition, through company sponsored sport teams and other community activities, we are active in our communities. For example, in October of 2003, our CEO joined other ASML employees in running and completing the Eindhoven Marathon in the Netherlands.
Other examples of our community activities include:

o  Blood drives
o  Habitat for Humanity: building homes for families that can least afford them
o  Collections for food banks and toy drives during the holidays
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Revitalizing Our Commitment in 2004

Everyone who remains with the company after a major restructuring will have been touched by it one way or another. Some have lost valued colleagues - perhaps even friends - and everyone is sure to have been affected by uncertainty regarding their own future at the company.
At this point, it is extremely important to reorient, re-engage and recommit to our relationship with each other.

The focus in 2004 will therefore be on revitalizing the commitment between ASML and its employees.

There will, of course, be other new developments throughout the coming year. We particularly expect to see even more integration of our Development and Learning tools and systems in order to create a single, unified career planning policy for ASML. Career and competency development has always been one of the most important aspects of our relationship with our employees in the past, and it will remain one of our top priorities in the future.
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ASML Worldwide
Contact Information

Corporate Headquarters

De Run 6501
5504 DR Veldhoven
The Netherlands

Mailing address

P.O. Box 324
5500 AH Veldhoven
The Netherlands

U.S. main offices

8555 South River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.

Asia main office

Suite 603, 6/F
One International Finance Center
1, Harbour View Street
Central, Hong Kong, SAR

Corporate Communications

phone: +31 40 268 4941
fax: +31 40 268 3655
e-mail: corpcom@asml.com

Investor Relations

phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail: investor.relations@asml.com

For more information please visit our website www.asml.com

Environmentally-friendly reporting
As part of our commitment to the environment, ASML produces its Social Report in digital format only.
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